

September 22, 2010

Via U.S. Mail and Fax (952) 828-8900

Sherry M. Smith
Interim Chief Financial Officer
Supervalu, Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

>   **Re: Supervalu, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 27, 2010**
>   **Filed April 26, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed May 12, 2010**
>   **File No. 001-05418**

Dear Ms. Smith:

We have reviewed your response dated June 8, 2010 and have the following comment. You should comply with the comment in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 27, 2010

Exhibits

1.   We note your reference in response to comment 1 of our letter dated August 23, 2010 to the language in Item 601(b)(4)(ii). However, Item 601(b)(4) as a whole applies to instruments that define the rights of <u>security</u> <u>holders</u>, and your exhibits 4.9 through 4.11 do not define the rights of security holders. Therefore, please confirm that going forward you will file all such credit facilities, including exhibits, schedules and appendices thereto, under Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Annual Cash Incentive, page 23

2. In response to comment 4 of our letter dated August 23, 2010, you state that the compensation goals for Corporate Cash Flow and Business Unit Inventory Days Supply were not considered to be material to an understanding of the compensation for the corporate executives for the prior year and were therefore not disclosed. In light of your disclosure that each accounts for 20% of the applicable executives' incentive compensation, please provide us with the analysis upon which you based your determination that these goals were not material. Alternatively, please confirm that you will disclose these and similar compensation goals in future filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director